1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 14, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/02/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/01/13:	Clarification of the report that the company’s revenue for 2011 will be targeting NT$190 billion

2. Announcement on 2011/01/17:	Clarification of the report that the company signed MOU of TSE-1 with China Unicom

3. Announcement on 2011/01/18:	Clarification of the report that three major mobile operators in Taiwan face difficulty offsetting the loss from tariff reduction by increasing VAS revenue

4. Announcement on 2011/01/18:	To announce the procurement of NG SDH+OXC network equipment and installation for 2011

5. Announcement on 2011/01/18:	To announce the acquisition of Taiwan Power Company- Corporate Bonds

6. Announcement on 2011/01/26:	Clarification of the report that the company’s board approves the revenue target of NT$190.4 billion for 2011

7. Announcement on 2011/01/28:	Announcement of merger approval on behalf of InfoExplorer Co., Ltd., subsidiary of CHT

8. Announcement on 2011/02/08:	Clarification of the report that the company’s revenue for 2011 will be targeting at NT$200 bn

9. Announcement on 2011/02/09:	The Company signs MOU with HTC Corporation

10. Announcement on 2011/02/10:	The Company announces its unaudited revenue for January 2011

11. Announcement on 2011/02/10:	January 2011 sales

EXHIBIT 1

Clarification of the report that the company’s revenue for 2011 will be targeting NT$190 billion

Date of events: 2011/01/13

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2011/01/13

3. Content of the report: Chunghwa Telecom’s revenue for 2011 will be targeting NT$190 billion

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The company has not disclosed the financial forecast for 2011. Any forecast information in the future will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Clarification of the report that the company signed MOU of TSE-1 with China Unicom

Date of events: 2011/01/15

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2011/01/15

3. Content of the report: Chunghwa Telecom signed MOU of TSE-1 with China Unicom

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

Chunghwa Telecom signed the construction and maintenance agreement (C&MA) of Taiwan Strait Express -1 (a.k.a TSE-1) with NCIC, TFN, TIGC and China Unicom on 13 January 2011. Chunghwa Telecom will start to construct the cable upon receiving the approval of construction plan from the National Communications Commission (NCC).

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Clarification of the report that three major mobile operators in Taiwan face difficulty offsetting the loss from tariff reduction by increasing VAS revenue

Date of events: 2011/01/18

Contents:

1. Name of the reporting media: DigiTimes

2. Date of the report: 2011/01/18

3. Content of the report: Three major mobile operators in Taiwan face difficulty offsetting the loss from tariff reduction by increasing VAS revenue.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The report stated that Chunghwa’s revenue loss from tariff reduction was NT$1.8 billion and etc. However, the Company does not have the exact number for the loss due to the mandated tariff reduction in 2010 and have not disclosed any related figures either.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

To announce the procurement of NG SDH+OXC network equipment and installation for 2011

Date of events: 2011/01/18

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): NG SDH+OXC Network Equipment and Installation (group A) for 2011.

2. Date of the occurrence of the event: 2011/01/18~2011/01/18

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$530,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; Equity-method investee.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount):Delivery, inspection, payment in one lot.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

To announce the acquisition of Taiwan Power Company- Corporate Bonds

Date of events: 2011/01/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Taiwan Power Company- Corporate Bonds (Code: B903U4)

2. Date of occurrence of the event: 2011/01/18~2011/01/18

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$302,354,000.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MasterLink Securities Corporation; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Denomination NT$2,797,500,000; N/A; N/A.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.76% of total assets; 6.52% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.67

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None.

EXHIBIT 6

Clarification of the report that the company’s board approves the revenue target of NT$190.4 billion for 2011

Date of events: 2011/01/26

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2011/01/26

3. Content of the report: Clarification of the report that the company’s board approves the revenue target of NT$190.4 billion for 2011

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The company did not disclose such revenue target and has no comment in this regard. Any financial available forecast information will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Announcement of merger approval on behalf of InfoExplorer Co., Ltd., subsidiary of CHT

Date of events: 2011/01/28

Contents:

1. Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger

2. Date of occurrence of the event: 2011/01/28

3. Names of companies participating in the merger (e.g. name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

(1) InfoExplorer Co., Ltd.

(2) e-ToYou International Inc.

(3) International Integrated Systems Inc.

4. Counterparty (e.g. name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

(1) InfoExplorer Co., Ltd. (Existing Company)

(2) e-ToYou International Inc. (Extinguishing Company)

(3) International Integrated Systems Inc. (Extinguishing Company)

5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:

(1) No relationship between the counterparty and the Company.

(2) It will not affect shareholder’s equity.

6. Purpose/objective of the merger/acquisition:

Strengthen competitiveness to develop the domestic and overseas markets.

7. Anticipated benefits of the merger/acquisition:

Increase the professional competence and expand the business capacity to enhance the core competitiveness

8. Effect of the merger or consolidation on net worth per share and earnings per share: Merger synergy is expect to benefit net worth per share and earnings per share.

9. Share exchange ratio and basis of its calculation:

(1) Exchange ratio= InfoExplorer Co., Ltd.,: International Integrated Systems Inc.: e-ToYou International Inc. = 1：0.75：1.14

(2) Based on book value.

10. Scheduled timetable for consummation: April 1st ,2011.

11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

The existing company bears all the rights and obligations of the extinguishing company.

12. Basic information of companies participating in the merger:

(1) InfoExplorer Co., Ltd.: development and maintenance of information system, information management consulting, product and sales agents.

(2) International Integrated Systems Inc.: system integration, software development, software globalization.

(3) e-ToYou International Inc. development and maintenance of information system, product and sales agents.

13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): N/A

14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: None

15. Other important stipulations: None

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 8

Clarification of the report that the company’s revenue for 2011 will be targeting at NT$200 bn

Date of events: 2011/02/08

Contents:

1. Name of the reporting media: Chinatimes Digital, UDN Evening

2. Date of the report: 2011/02/08

3. Content of the report: Chunghwa Telecom targets 2011 revenue at NT$200 billion and value-added services revenue at 50% of the segment revenue.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

Chairman Lu declared at the company’s opening celebration for Chinese New Year today that the company is targeting internally 2011 revenue to be NT$200 bn and long-term revenue of non-voice services to be 50%. Any forecast information in the future will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The Company signs MOU with HTC Corporation

Date of events: 2011/02/09

Contents:

1. Date of occurrence of the event: 2011/02/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom signs MOU with HTC Corporation to integrate terminal products with HSPA+(High Speed Packet Access Plus) network services for enhancing customers’ daily life with full-dimension mobile services.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

The Company announces its unaudited revenue for January 2011

Date of events: 2011/02/10

Contents:

1. Date of occurrence of the event: 2011/02/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced its revenue for January 2011. Total revenue increased by 3.9% year-over-year to NT$16.21 billion. Operating income decreased by 16.2% year-over-year to NT$4.51 billion, net income decreased by 12.5% year-over-year to NT$3.88 billion and EPS increased by 4.3% to NT$0.48.

The revenue increase was primarily attributable to growth in mobile value added services, broadband access and smartphone handset sales as well as the growth in HiNet service and internet value added services. In addition, the company brought its billing period for monthly fees in line with that for communication charges starting from January 2011, resulting in a one-off revenue recognition increase. Operating income decreased year-over-year, mainly as a result of a one-off increase in interconnection costs due to the shift in the right to determine the price of a fixed-to-mobile phone call from mobile operators to fixed network operators, resulting in an accounts payable adjustment. Excluding the abovementioned one-off revenue increase and the accounts payable adjustment, operating income for January 2011 decreased 6.8% compared with the same period of 2010.

The main reasons for the decrease in operating income were an increase in cost of goods sold and marketing expenses due to the popularity of the smartphone. Due to the capital reduction in January 2011, the number of total outstanding shares was lower than last year, resulting in a year-over-year rise in EPS.

Chunghwa calculates its monthly communication revenue using the previous month’s traffic. Although the regulation relating to the shift in the right to determine the price of fixed-to-mobile calls was implemented from January 2011, the impact on Chunghwa’s revenue and costs will be reflected in operational results starting from February.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom

February 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
Jan	Invoice amount	12,126,374	17,211,025	(-) 5,084,651	(-)29.54%
Jan	Invoice amount	12,126,374	17,211,025	(-) 5,084,651	(-)29.54%
Jan	Net sales	16,205,597	15,599,186	(+) 606,411	(+) 3.89%
Jan	Net sales	16,205,597	15,599,186	(+) 606,411	(+) 3.89%

b	Trading purpose : None